UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 0-19133

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST CASH 401(k) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST CASH FINANCIAL SERVICES, INC.
690 East Lamar Boulevard, Suite 400
Arlington, Texas 76011

FIRST CASH 401(k) PROFIT SHARING PLAN

INDEX
Page

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
First Cash 401(k) Profit Sharing Plan
Arlington, Texas

We have audited the accompanying statement of net assets available for benefits of the First Cash 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the First Cash 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ STOVALL GRANDEY & ALLEN LLP

Fort Worth, Texas
June 19, 2009

FIRST CASH 401(k) PROFIT SHARING PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2008	2007
ASSETS:
Investments, at fair value:
Money market funds	$518,428	$427,176
Mutual funds	1,683,206	2,121,877
Common collective trust funds	3,369,617	3,564,438
First Cash Financial Services, Inc. common stock	4,065,746	3,423,772
Participant loans	609,754	743,546

Total investments	10,246,751	10,280,809

Contributions receivable:
Participant	373	8,111
Employer	3,876	2,522

Total contributions receivable	4,249	10,633

Total assets	10,251,000	10,291,442

LIABILITIES:
Refundable contributions	25,369	30,553
Other liabilities	2	721

Total liabilities	25,371	31,274

Net assets available for benefits	$10,225,629	$10,260,168

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2008

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Net depreciation in fair value of investments	$(1,171,629)
Interest and dividends	143,794

Net investment loss	(1,027,835)

Contributions:
Employer	419,239
Participant, including rollovers	1,739,407

2,158,646

Other	21,405

Total net additions	1,152,216

DEDUCTIONS FROM NET ASSETS ATTIBUTABLE TO:
Benefits paid directly to participants	1,112,987
Loans paid off as part of a distribution	2,162
Other	71,606

Total deductions	1,186,755

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(34,539)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,260,168

End of year	$10,225,629

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1.     DESCRIPTION OF PLAN

The following brief description of the First Cash 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

Certain amounts in prior year comparative presentations have been reclassified in order to conform to the 2008 presentation.

General
The Plan is a salary deferral plan covering substantially all U.S.-based employees of First Cash Financial Services, Inc. and its wholly-owned subsidiaries (the "Company" or the "Employer") who have completed six months of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee and custodian of the Plan is TD Ameritrade Trust Company (formerly known as Fiserv Trust Company).

In a resolution dated June 1, 2007, the Company terminated Frontier Trust Company as the trustee and Bisys as recordkeeper of the Plan and appointed Rogers & Associates as the new recordkeeper and Fiserv Trust Company as the new trustee of the Plan, which became effective October 1, 2007. Additional modifications to the Plan enacted in 2007 included changing the employer match from 50% of the first 3% of the participant's annual compensation contributed to the Plan to 40% of the first 6% of the participant's annual compensation contributed to the Plan, reducing the waiting period to enter the Plan from twelve months to six months, increasing the automatic enrollment deferral rate from 2% to 3% and accelerating the vesting schedule from 20% per year to 25% per year.

Plan Merger
On August 25, 2006, First Cash Financial Services, Inc. acquired Auto Master, the plan sponsor of the Starr Hickman Enterprises 401(k) & Profit Sharing Plan. Effective October 3, 2007, the Starr Hickman Enterprises 401(k) & Profit Sharing Plan was merged into the Plan. Participant account balances in the Starr Hickman Enterprises 401(k) & Profit Sharing Plan totaling $1,319,397 were transferred into the Plan.

Contributions
Each year, participants may contribute to the Plan an amount up to 100% of their annual compensation. However, each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income taxes, which was $15,500 for 2008. In addition, participants over age 50 are allowed to contribute an additional $5,000. The amount of a participant's annual compensation that may be taken into account for purposes of determining the Company's matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the IRS. Unless they elect otherwise, employees are automatically enrolled and contribute 3% of their compensation beginning six months after their date of hire. The Company contributes to the Plan a matching amount equal to 40% of the first 6% of the participant's annual compensation that is contributed to the Plan. Participants are eligible to receive Company match contributions after twelve months of service with the Company. The Plan had a Company match true-up provision from January 1, 2007 through September 30, 2007, none for October 1, 2007 through December 31, 2007 and again effective January 1, 2008. In addition, a special discretionary contribution, as determined by the Company, may be contributed, pro rata, based upon each participating employee's compensation to the total compensation of all participating employees. No such contribution was made in 2008.

If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under IRS rules pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the employer's matching contribution to the Plan for the following year. Management believes that the Plan is in compliance with the funding requirements of ERISA.

Participant Accounts
Each participant's account is credited with the participant's contribution, allocations of the Company's matching contributions and profit sharing contributions, if applicable. Forfeitures of the non-vested portion of terminated participants' accounts may be applied first to payment of plan administrative expenses and any remaining forfeitures will be used to reduce future Company contributions to the Plan. The various participant allocations are based on a percentage of the participant's elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

Vesting
Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in the remainder of their accounts is generally based on years of continuous service with the Company, which is determined as a twelve consecutive month period ending on each anniversary of a participant's date of hire. Participants become 25% vested in employer contributions after two years, and an additional 25% each year thereafter until 100% vested upon five years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Investment Options
Upon enrollment into the Plan, a participant may direct his or her employee contributions in any increment to the Company's common stock or any of the mutual fund investment options offered by TD Ameritrade Trust Company, the trustee of the Plan. Effective October 1, 2007, participant contributions directed to purchase the Company's common stock are limited to 20% of the participant's total contributions. Participants may change the allocation of their existing funds and future contributions at any time.

Payment of Benefits
Participants whose employment terminates for any reason (except death) are generally entitled to receive the vested portion of their account in the form of a lump sum distribution payable in cash. There were $18,527 of benefits payable to participants at December 31, 2008 and $45,606 payable to participants at December 31, 2007.

Participant Loans
A participant may apply to the plan administrator for a loan under the Plan. All loans made by the trustees shall be subject to the terms and conditions set forth in the Plan Document and Trust Agreement. Participants may borrow up to one-half of their vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon prevailing commercial rates for loans of similar types. Repayments of the loan balance, plus interest, are made bi-weekly through after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a home, then over a reasonable period of time as determined by the trustee, but not to exceed 15 years. Prior to October 1, 2007, participants were allowed to have up to two loans outstanding at any one time. Effective October 1, 2007, a participant may have only one loan outstanding at any one time. Participant loans are collateralized by their respective participant accounts.

Forfeitures
Participants who terminate employment prior to being fully vested in the Company's matching contributions forfeit the non-vested contributions and related earnings. At December 31, 2008, there was approximately $69,061 of forfeited non-vested accounts. Forfeitures of Company matching contributions may be used to reduce either plan administrative expenses or future Company contributions to the Plan. In 2008, Company matching contributions were reduced by approximately $87,542 from forfeited, non-vested accounts. Forfeitures of discretionary Company contributions are reallocated among all remaining participants.

Administrative Fees
The Company has paid, at its discretion, certain of the administrative expenses of the Plan. Administrative expenses paid by the Company in 2008 were approximately $148,000.

Tax Status
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 18, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has subsequently been amended, the Administrative Committee believes the Plan is still in compliance with IRS regulations.

2.     SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements and supplemental schedules are prepared on the accrual basis of accounting.

Valuation of Investments
Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Equity securities are valued at fair value using quoted market prices. Participant loans and investments in money market funds are stated at cost, which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

Payment of Benefits
Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan, but have not been paid, are deducted from net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles, as applied to defined contribution employee benefit plans, requires the Plan's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3.      INVESTMENTS

Investments, at fair value, consisted of the following as of December 31:

		2008		2007

Money Market Fund:
TD Bank USA Institutional MMDA		$416,247		$-
TD Bank USA MMDA		102,181		-
Fiserv Trust Money Market		-		126,958
Fiserv Federated Prime Cash		-		49,155
Fiserv Trust Institutional Money Market		-		251,063

		518,428		427,176
Mutual Funds:
Dreyfus Small Cap Index Fund		209,796		276,108
Dreyfus Basic S&P 500 Stock Index Fund		145,978		165,632
T. Rowe Price Equity Income Fund		277,572		357,261
T. Rowe Price Value Fund		214,258		288,146
American Funds EuroPacific Growth Fund		457,124	(a)	651,983
Vanguard Short Term Bond Index		125,065		58,368
Vanguard Growth Index Fund		253,413		324,379

		1,683,206		2,121,877
Common Collective Trust Funds:
StarCore I Fund		155,743		157,934
StarCore II Fund	(a)	1,844,608	(a)	1,834,642
StarCore III Fund		388,827		377,416
StarCore IV Fund		297,503		349,440
StarCore Global Value Fund		126,064		183,902
StarCore International Fund		84,741		121,100
StarCore US Fund		54,447		55,493
StarTrack 2010 Fund		98,317		154,919
StarTrack 2020 Fund		142,388		137,411
StarTrack 2030 Fund		90,921		97,987
StarTrack 2040 Fund		86,058		94,194

		3,369,617		3,564,438

First Cash Financial Services, Inc. common stock	(a)	4,065,746	(a)	3,423,772
Participant loans	(a)	609,754	(a)	743,546

		$10,246,751		$10,280,809

(a) Represents 5% or more of the Plan's net assets.

During 2008, the Plan's investments (including gains and losses on investments, bought and sold, as well as held during the year) depreciated in value by $1,171,629 as follows:

Mutual Funds	$(954,227)
Common Collective Trust Funds	(1,182,723)
First Cash Financial Services, Inc. Common Stock	965,321

$(1,171,629)

4.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

5.      PARTIES - IN - INTEREST

First Cash Financial Services, Inc. common stock and loans to participants are considered parties-in-interest to the Plan. The investment in First Cash Financial Services, Inc. common stock was $4,065,746 and $3,423,772 at December 31, 2008 and 2007, respectively, and appreciated in value by $965,321 during 2008. The balance of loans to participants was $609,754 and $743,546 at December 31, 2008 and 2007, respectively, and interest income was $48,357 during 2008.

The trustee of the Plan, TD Ameritrade Trust Company, is a party-in-interest as defined by ERISA. The trustee invests certain Plan assets in common collective trust funds and such transactions qualify as party-in-interest transactions permitted by the Department of Labor.

6.      CONCENTRATION OF MARKET RISK

At December 31, 2008 and 2007, approximately 40% and 33%, respectively, of the Plan's assets were invested in the common stock of the Company. The underlying value of the Company's common stock is entirely dependent upon the performance of the Company and the market's evaluation of such performance. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the participant's account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits. Effective October 1, 2007, participant contributions directed to purchase the Company's common stock are limited to 20% of the participant's total contributions.

7.     RECONCILIATION TO FORM 5500

Form 5500 requires that all earnings, expenses, gains or losses and unrealized appreciation or depreciation be included in computing net investment gain or loss on common/collective trusts, registered investment companies (mutual funds) and pooled separate accounts.

The reconciliation of investment income per the Schedule H of the Form 5500 to the financial statements is as follows:

2008

As reported on 2008 Form 5500-Schedule H:
Part II, Line 2(b)(1)(G) Total interest	$55,655
Part II, Line 2(b)(4)(C) Net gain/(loss) on sale of assets	(11,851)
Part II, Line 2(b)(5)(C) Total unrealized appreciation of assets	940,131
Part II, Line 2(b)(6) Net investment gain/(loss) from common/collective trusts	(1,168,629)
Part II, Line 2(b)(10) Net investment gain/(loss) from registered companies	(843,141)

$(1,027,835)

As reported on audit report:
Net appreciation/(depreciation) in fair value of investments	$(1,171,629)
Interest and dividends	143,794

$(1,027,835)

Benefit claims payable are reported as a liability on Form 5500 but are not recorded as a liability on the financial statements prepared in accordance with GAAP. Excess contributions are recorded as a liability on the financial statements in accordance with GAAP, but not recorded as a liability on Form 5500.

The reconciliation of net assets per Schedule H of the Form 5500 to the financial statements is as follows:
	2008	2007

Net Assets per Form 5500 - Schedule H	$10,232,471	$10,245,115
Amounts due to participants who have withdrawn but not paid	18,527	45,606
Liability for excess contributions at December 31	(25,369)	(30,553)

Net Assets per financial statements	$10,225,629	$10,260,168

The reconciliation of change in net assets per Schedule H of the Form 5500 to the financial statements is as follows:
	2008	2007

Change in Net Assets per Form 5500 - Schedule H	$(12,644)	$(1,842,822)
Benefits to participants paid in 2009	18,527	-
Excess contributions to be refunded in 2009	(25,369)	-
Benefits to participants paid in 2008	(45,606)	45,606
Excess contributions to be refunded in 2008	30,553	(30,553)

Change in Net Assets per financial statements	$(34,539)	$(1,827,769)

8.      FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157) which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan's financial statements. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for instruments measured at fair value.

Mutual Funds
These investments are valued at the net asset value ("NAV") of shares held by the Plan at year end. The mutual funds are classified within level 1 and level 2 of the valuation hierarchy.

Collective Investment Trust
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is classified within level 1 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

First Cash Financial Services, Inc. common stock
First Cash Financial Services, Inc. common stock is valued at the closing price reported on the Nasdaq Global Select Market and is classified within level 1 of the valuation hierarchy.

Money Market Funds
These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 1 of the valuation hierarchy.

Participant Loans
Loans to plan participants are valued at cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:
	Fair Value Measurements Using

Description	Level 1	Level 2	Level 3	Total

Common stock	$4,065,746	$-	$-	$4,065,746
Common collective trusts	3,369,617	-	-	3,369,617
Mutual funds	1,548,773	134,433	-	1,683,206
Money market funds	518,428	-	-	518,428
Participant loans	-	-	609,754	609,754

Total investments	$9,502,564	$134,433	$609,754	$10,246,751

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Participant Loans

Balance as of January 1, 2008	$743,546
Issuances, repayments and settlements, net	(133,792)

Balance as of December 31, 2008	$609,754

SUPPLEMENTAL SCHEDULE

FIRST CASH 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 75-2237318     Plan Number: 001

DECEMBER 31, 2008
(a)	(b)	(c)	(d)	(e)
		DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUER,	INCLUDING MATURITY DATE,
	BORROWER, LESSOR	RATE OF INTEREST, COLLATERAL		CURRENT
	OR SIMILAR PARTY	PAR OR MATURITY VALUE	COST	VALUE

	Money Market Funds:
*	TD Ameritrade Trust Company	TD Bank USA Institutional MMDA	**	$416,247
*	TD Ameritrade Trust Company	TD Bank USA MMDA	**	102,181

				518,428
	Mutual Funds:
	Dreyfus	Small Cap Index Fund	**	209,796
	Dreyfus	Basic S&P 500 Stock Index Fund	**	145,978
	T. Rowe Price	Equity Income Fund	**	277,572
	T. Rowe Price	Value Fund	**	214,258
	American Funds	EuroPacific Growth Fund	**	457,124
	Vanguard	Short Term Bond Index	**	125,065
	Vanguard	Growth Index Fund	**	253,413

				1,683,206
	Common Collective Trust Funds:
*	TD Ameritrade Trust Company	StarCore I Fund	**	155,743
*	TD Ameritrade Trust Company	StarCore II Fund	**	1,844,608
*	TD Ameritrade Trust Company	StarCore III Fund	**	388,827
*	TD Ameritrade Trust Company	StarCore IV Fund	**	297,503
*	TD Ameritrade Trust Company	StarCore Global Value Fund	**	126,064
*	TD Ameritrade Trust Company	StarCore International Fund	**	84,741
*	TD Ameritrade Trust Company	StarCore US Fund	**	54,447
*	TD Ameritrade Trust Company	StarTrack 2010 Fund	**	98,317
*	TD Ameritrade Trust Company	StarTrack 2020 Fund	**	142,388
*	TD Ameritrade Trust Company	StarTrack 2030 Fund	**	90,921
*	TD Ameritrade Trust Company	StarTrack 2040 Fund	**	86,058

				3,369,617

*	First Cash Financial Services, Inc.	Common Stock	**	4,065,746

*	Participant loans	4.5% - 9.5% interest and varying	0	609,754
		maturities through 11/30/2034

	Total Investments			$10,246,751

*	Party-In-Interest
**	Historical cost information not required for participant directed accounts

See Report of Independent Registered Public Accounting Firm.

REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a)     Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

b)      Exhibits:

23.1     Consent of Independent Registered Public Accounting Firm

32.1     Certification of Plan Administrator

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2009

FIRST CASH 401(k) PROFIT SHARING PLAN

By:	/s/ Rick Wessel
Plan Administrator